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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.             )*

MediaBin, Inc.

(Name of Issuer)

Common Stock, Par Value $.01

(Title of Class of Securities)

58446U 10 3

(CUSIP Number)

Mr. Terje Mikalsen, Venturos AS, Ruseloekkvn. 26, 0251 Oslo, Norway 47 23 30 84 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No:. 58446U 10 3	SCHEDULE 13D	Page 2 of 10 Pages

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). Terje Mikalsen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO—Subject shares have been acquired upon conversion of Convertible Promissory Notes

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Norway

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power N/A 8. Shared Voting Power 53,386,820 (See Item 5) 9. Sole Dispositive Power N/A 10. Shared Dispositive Power 53,386,820 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,386,820 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 60.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No:. 58446U 10 3	SCHEDULE 13D	Page 3 of 10 Pages

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). Venturos AS

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO—Subject shares have been acquired upon conversion of Convertible Promissory Notes.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Norway

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power N/A 8. Shared Voting Power 53,036,820 (See Item 5) 9. Sole Dispositive Power N/A 10. Shared Dispositive Power 53,036,820 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,036,820 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 59.6%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No.: 58446U 10 3	SCHEDULE 13D	Page 4 of 10 Pages

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). Teto Invest V AS

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Norway

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power N/A 8. Shared Voting Power 350,000 (See Item 5) 9. Sole Dispositive Power N/A 10. Shared Dispositive Power 350,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 350,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 0.4%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No.: 58446U 10 3	SCHEDULE 13D	Page 5 of 10 Pages

Item 1.    Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the Common Stock, par value $.01 per share (“Common Stock”) of MediaBin, Inc., a Georgia corporation (“Issuer”). The principal executive offices of the Issuer are located at 3525 Piedmont Road, Seven Piedmont Center, Suite 600, Atlanta, Georgia 30305.

Item 2.    Identity and Background.

(a)
This statement is filed by Terje Mikalsen (an individual), Venturos AS, a Norwegian corporation (“Venturos”) and Teto Invest V AS, a Norwegian corporation (“Teto Invest”). Terje Mikalsen owns 43.5% of the stock of Venturos controlling 71.8% of the votes and owns 100% of Teto Invest (with his spouse). The Executive Officers and Directors of Venturos are:

Executive Officers:	Terje Mikalsen – CEO & President
Rune Dybesland – CFO

Directors:	Lars A. Christensen – Chairman
Geir B. Larsen
Arne S. Mikalsen
Atli Røgnvaldsson
Anette Jakobsen
Lene C. Mikalsen
Terje Mikalsen

The	Executive Officers and Directors of Teto Invest are:

Executive Officers:	N/A

Directors:	Terje Mikalsen – Chairman
Tove Mikalsen
Geir B. Larsen

(b)	The principal business address of Terje Mikalsen is Ruseloekkvn. 26, 0251 OSLO, Norway.

CUSIP No.: 58446U 10 3	SCHEDULE 13D	Page 6 of 10 Pages

The	principal business address of the Executive Officers and Directors of Venturos are as follows:

OFFICERS
Terje Mikalsen	Ruseloekkvn. 26, 0251 OSLO, Norway.
Rune Dybesland	Ruseloekkvn. 26, 0251 OSLO, Norway.

DIRECTORS
Lars A. Christensen	Kronprinsesse Marthas Pl. 1, 0160 OSLO, Norway
Geir B. Larsen	Boks 349, 4577 LYNGDAL, Norway
Arne S. Mikalsen	Ruseloekkvn. 26, 0251 OSLO, Norway.
Atli Røgnvaldsson	Postboks 400 Skøyen, 0213 OSLO, Norway
Anette Jakobsen	Gunder Danielsens vei 39, 4890 GRIMSTAD, Norway
Lene C. Mikalsen	Eckersbergt. 19, 0266 OSLO, Norway
Terje Mikalsen	Ruseloekkvn. 26, 0251 OSLO, Norway.

The	principal business address of the Executive Officers and Directors of Teto Invest are as follows:

OFFICERS:	N/A

DIRECTORS:
Terje Mikalsen	Ruseloekkvn. 26, 0251 OSLO, Norway.
Tove Mikalsen	Engøy, 4550 FARSUND, Norway
Geir B. Larsen	Boks 349, 4577 LYNGDAL, Norway

(c)
Venturos and Teto Invest are both privately held investment companies owning interests in companies in a number of diverse business activities. The investment portfolios of Venturos and Teto Invest include meaningful equity ownership of public and private companies.

The	principal occupation of Terje Mikalsen is being the CEO of Venturos AS.

The	principal occupations of the other Executive Officers and Directors of Venturos are as follows:

OFFICERS
Rune Dybesland	CFO Venturos

CUSIP No.: 58446U 10 3	SCHEDULE 13D	Page 7 of 10 Pages

DIRECTORS:
Lars A. Christensen	Lawyer	Wikborg, Rein & Co.
Geir B. Larsen	Business Advisor	Aurora Borealis Invest AS
Arne S. Mikalsen	Business Manager	Venturos AS
Atli Røgnvaldsson	Management Consultant	Self-employed
Anette Jakobsen	Nurse	Aust-Agder Sentralsykehus
Lene C. Mikalsen	Managing Director	Guide IT AS
Terje Mikalsen	CEO	Venturos AS

The principal occupations of the Executive Officers and Directors of Teto Invest are as follows:

OFFICERS:	N/A

DIRECTORS:
Terje Mikalsen	CEO	Venturos AS
Tove Mikalsen	Housewife	No employer
Geir B. Larsen	Business Advisor	Aurora Borealis Invest AS

(d)
During the last five years, neither Venturos, Teto Invest, Terje Mikalsen nor, to the best knowledge of the persons filing this Schedule, any of the Directors or Executive Officers of Venturos or Teto Invest set forth above, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, neither Venturos, Teto Invest, Terje Mikalsen nor, to the best knowledge of the persons filing this Schedule, any of the Directors or Executive Officers of Venturos or Teto Invest set forth above, was a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	All officers and directors of Venturos and Teto Invest are citizens of Norway.

CUSIP No.: 58446U 10 3	SCHEDULE 13D	Page 8 of 10 Pages

Item 3.      Source and Amount of Funds and Other Consideration.

The subject shares have been acquired upon conversion of promissory notes evidencing loans made by Venturos to the Issuer, as more fully described in Item 4 below, except that the 350,000 shares owned by Teto Invest were acquired using working capital.

Item 4.      Purpose of Transaction.

Between March 23, 2000 and September 30, 2002, the Issuer and Venturos entered into seven loan agreements (the “Loan Agreements”). Pursuant to the Loan Agreements, the Issuer borrowed an aggregate of $9,162,305 and the Issuer executed and delivered to Venturos, seven promissory notes (the “Notes”) totaling $9,162,305. Each of the Loan Agreements provided that the principal and interest on the Notes would be converted into equity at such time as Issuer consummated an equity offering of sufficient size. The Loan Agreements also provided that the conversion would be at a discount to the price paid by new investors in the equity offering. On September 30, 2002 the Issuer and Venturos amended each of the Loan Agreements to provide that the entire amount of principal and interest of the Notes on such date would convert into shares of Issuer Common Stock at a conversion price of $.20 per share. The $.20 per share conversion price was in excess of the trading price of Issuer Common Stock on the conversion date. Accordingly, on September 30, 2002 the full amount of principal and interest under the Notes ($10,003,364) was converted into 50,016,820 shares of Issuer Common Stock. After the conversion of the Notes, Venturos owned 53,316,820 shares of Issuer Common Stock. On October 2, 2002, Venturos sold 280,000 shares of Issuer Common Stock to Aurora Borealis Invest AS for $.20 per share. As of the date of this Schedule, Venturos owns 53,036,820 shares of Issuer Common Stock.

Teto Invest held 350,000 shares of Issuer Common Stock prior to this transaction and continues to hold 350,000 shares of Issuer Common Stock as of the date of this Schedule.

Item 5.     Interest in Securities of the Issuer.

(a)
Prior to the conversion of the Notes, Venturos owned 3,300,000 shares of Investor Common Stock and Teto Invest owned 350,000 shares of Issuer Common Stock. Upon conversion of the Notes, Venturos received an additional 50,016,820 shares of Issuer Common Stock, increasing its holdings to 53,316,820 shares of Issuer Common Stock, representing 59.6% of the issued and outstanding shares of Issuer Common Stock. Teto Invest owns 350,000 shares of Issuer Common Stock representing .4% of the issued and outstanding shares of Issuer Common Stock. Terje Mikalsen may be deemed to control Venturos and Teto Invest and thus may be deemed to have beneficial ownership of the Issuer Common Stock owned by both Venturos and Teto Invest.

(b)
Terje Mikalsen, as CEO of Venturos, directs the investment and voting decisions of Venturos. Thus both Mr. Mikalsen and Venturos may be deemed to share voting power with respect to the Issuer Common Stock owned by Venturos. Terje Mikalsen, as Chairman of Teto Invest, directs the investment and voting decisions of Teto Invest. Thus both Mr. Mikalsen and Teto Invest may be deemed to share voting power with respect to the Issuer Common Stock owned by Teto Invest.

(c)
Except for the transactions to which this Schedule 13D relates, neither Venturos, Teto Invest, Terje Mikalsen nor, to the best knowledge of the persons filing this Schedule, any of the persons filing this Schedule, any of the Executive Officers or Directors of Venturos or Teto Invest has effected any transaction in the shares of the Issuer Common Stock during the past 60 days.

(d)	N/A

(e)	N/A

CUSIP No.: 58446U 10 3	SCHEDULE 13D	Page 9 of 10 Pages

Item	6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item	7. Material to be Filed as Exhibits.

None.

CUSIP No.: 58446U 10 3	SCHEDULE 13D	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 9, 2002 Venturos AS

By:	/s/ Terje Mikalsen
Name: Terje Mikalsen Title: CEO

Teto Invest

By:	/s/ Terje Mikalsen
Name: Terje Mikalsen Title: Chairman

/s/ Terje Mikalsen
Terje Mikalsen